UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________________
FORM 6-K
  __________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2016
Commission File Number 0-28564

__________________________________
QIAGEN N.V.
__________________________________

Hulsterweg 82
5912 PL Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐         No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On July 28, 2016, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter ended June 30, 2016. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude fair value adjustments to deferred revenue, costs related to amortization of acquired intangible assets, impairment losses, acquisition and integration, including inventory fair value adjustments related to business acquisitions, as well as other special income and expense items. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date:	July 29, 2016

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated July 28, 2016

Table of Contents	Exhibit 99.1

QIAGEN reports results for second quarter of 2016; increased commitment to return $300 million of capital to shareholders by end-2017

•	Q2 2016 results show QIAGEN delivering on goals for acceleration during the year

◦	Net sales of $334.4 million (+5% actual, +6% constant exchange rates, CER); EPS of $0.09; adjusted EPS of $0.24 ($0.24 CER)

◦	8% CER sales growth excluding impact from lower U.S. HPV test sales

◦	Free cash flow up 75% to $77.6 million

•	Sample to Insight portfolio transformation gaining momentum on improving trends among customers in Life Sciences and Molecular Diagnostics

•	QIAGEN on track for continued acceleration in H2 2016 and achieving targets for full-year 2016 growth in net sales and adjusted EPS

•	Increased commitment to return $300 million to shareholders by end of 2017

Venlo, The Netherlands, July 28, 2016 - QIAGEN N.V. (NASDAQ: QGEN; Frankfurt Prime Standard: QIA) announced results of operations for the second quarter and first half of 2016, delivering on goals for net sales and adjusted earnings per share results while updating full-year 2016 targets for the acquisition of Exiqon A/S. QIAGEN also announced new plans to return $300 million of capital to shareholders by the end of 2017, expanding on the fourth $100 million share repurchase program announced in April 2016 (not yet initiated).
“We are pleased with our performance in the second quarter of 2016. These results confirm we are at an inflection point in setting QIAGEN on a new sales growth trajectory. We are on track for continued acceleration to achieve full-year targets for higher sales and adjusted earnings, intensifying our focus on further improving productivity and profitability as we reap the benefits from recent targeted investments to enhance mid- to long-term growth prospects,” said Peer M. Schatz, Chief Executive Officer of QIAGEN N.V. “Our increased commitment to return $300 million of capital to shareholders by the end of 2017, including $200 million by early next year, underscores our confidence in achieving our targets and creating greater value.”
“All regions and customer classes contributed to our underlying 8% CER sales growth in the second quarter of 2016, fueled by strong sales expansion in Life Sciences and Molecular Diagnostics. Our growth drivers are demonstrating sustained momentum at a double-digit CER pace and provided 35% of sales. The QuantiFERON latent TB test maintained a rapid sales growth rate above 25% CER, while the QIAsymphony automation platform had another strong quarter of placements and double-digit CER growth in consumables. We are also pleased with the customer response since the late 2015 launch of our GeneReader NGS System, and we have expanded commercialization to the Asia-Pacific region beyond an initial focus on

Europe and the U.S. QIAGEN remains on track to achieve our 2016 goals and set a foundation for more growth in 2017 and beyond,” said Schatz.
Second quarter 2016 results

	Q2 2016	Q2 2015	Change
In $ millions, except per share information			$	CER
Net sales	334.4	319.5	5%	6%
Operating income	29.5	40.0	-26%
Operating income, adjusted	69.2	78.9	-12%
Net income	21.0	25.1	-16%
Net income, adjusted	56.9	60.9	-7%
Diluted EPS	$0.09	$0.11
Diluted EPS, adjusted (CER)	$0.24 ($0.24)	$0.26
For information on adjusted figures, please refer to the reconciliation table accompanying this release.

Net sales grew 5% at actual rates compared to the second quarter of 2015, and grew 6% at constant exchange rates (CER), with one percentage point of adverse currency movements. Net sales rose 8% CER excluding U.S. HPV test sales, which created the expected two percentage points of headwind and represented only 2% of the total portfolio. All regions and customer classes delivered solid performances, and sales were higher for consumables and related revenues (+6% CER / 87% of sales) and instruments (+3% CER / 13% of sales). Organic growth provided five percentage points of the CER sales increase, and about one percentage point came from the late 2015 acquisition of MO BIO Laboratories Inc., a leader in sample technologies for metagenomics and microbiome analysis. No sales were consolidated in the 2016 results from the acquisition of Exiqon A/S, a provider of RNA analysis technologies, completed on June 28, 2016.
Operating income declined 26% to $29.5 million in the second quarter of 2016, and the operating income margin was 9% of sales. Adjusted operating income, which excludes items such as business integration, acquisition-related costs and the amortization of intangible assets acquired in business combinations, declined 12% to $69.2 million in the second quarter of 2016, and the adjusted operating income margin was 21% of sales compared to 25% in the same period of 2015. The adjusted gross margin declined to 70% of sales from 71% in the year-ago period. Sales & Marketing expenses rose as a percentage of sales during the 2016 quarter on planned investments to accelerate product commercialization and geographic expansion. Research & Development costs were also higher, in part to fund development for the GeneReader NGS System, and General & Administrative expenses were slightly higher compared to the year-ago quarter.
Net income attributable to owners of QIAGEN N.V. was $21.0 million in the second quarter of 2016, or $0.09 per diluted share (based on 237.2 million diluted shares), compared to $25.1 million, or $0.11 per share (based on 237.0 million diluted shares) in the 2015 quarter. Adjusted net income declined 7% to $56.9 million, or $0.24 per share ($0.24 CER) from $60.9 million, or $0.26 per share.
“Our strong results, in particular the 75% increase in free cash flow for second quarter of 2016, are further confirmation that QIAGEN is moving ahead as planned to accelerate growth from our Sample to Insight portfolio while moving past the remaining headwind from declining U.S. HPV test sales,” said Roland Sackers,

Chief Financial Officer of QIAGEN N.V. “As we move into this new growth phase, our top priority remains to increase shareholder returns and create value. We intend to achieve our ambition by building strong mid-term sales growth trends while creating more operational leverage through efficient cost management programs. We are further optimizing our balance sheet through this increased commitment to return capital to shareholders while maintaining our flexibility.”
First half 2016 results

	H1 2016	H1 2015	Change
In $ millions, except per share information			$	CER
Net sales	632.8	617.9	2%	4%
Operating income	44.9	75.1	-40%
Operating income, adjusted	122.5	146.3	-16%
Net income	35.9	44.6	-20%
Net income, adjusted	100.9	112.4	-10%
Diluted EPS	$0.15	$0.19
Diluted EPS, adjusted (CER)	$0.43 ($0.43)	$0.47
For information on adjusted figures, please refer to the reconciliation table accompanying this release.

Net sales rose 2% at actual rates compared to the first half of 2016, and grew 4% CER at constant exchange rates (CER), with two percentage points of adverse currency movements. Net sales grew 6% CER excluding U.S. HPV test sales, which created the expected two percentage points of headwind and represented only 2% of the total portfolio. All regions and customer classes contributed to gains in consumables and related revenues (+4% CER / 88% of sales) and instruments (+4% CER / 12% of sales). Organic growth provided three percentage points of the CER sales increase, and about one percentage point came from the late 2015 acquisition of MO BIO Laboratories Inc. No sales were consolidated in the first half of 2016 from the acquisition of Exiqon completed on June 28, 2016.

Operating income fell 40% to $44.9 million in the first half of 2016, and the operating income margin was 7% of sales. Adjusted operating income, which excludes items such as business integration, acquisition-related costs and the amortization of intangible assets acquired in business combinations, declined 16% to $122.5 million, and the adjusted operating income margin was 19% of sales compared to 24% in the same period of 2015. The adjusted gross margin fell to 70% of sales from 72% in the year-ago period. In line with plans for investments in the first half of 2016, Sales & Marketing expenses rose as a percentage of sales to fund commercialization campaigns for growth drivers, in particular the QuantiFERON latent TB test in the U.S. and Europe, and geographic expansion initiatives. Research & Development costs were slightly higher as a percentage of sales to accelerate development programs, but General & Administrative expenses were slightly lower as a percentage of sales compared to the first half of 2015.

Net income attributable to owners of QIAGEN N.V. was $35.9 million in the first half of 2016, or $0.15 per diluted share (based on 237.0 million diluted shares), compared to $44.6 million, or $0.19 per share (based on 237.2 million diluted shares) in the 2015 period. Adjusted net income was down 10% to $100.9 million, or $0.43 per share ($0.43 CER), from $112.4 million, or $0.47 per share.

At June 30, 2016, cash and cash equivalents rose to $328.2 million from $290.0 million at December 31, 2015. Net cash provided by operating activities was $147.8 million in the first half of 2016, up from $134.7 million in the year-ago period. Purchases of Property, Plant and Equipment declined to $39.8 million in the first half of 2016 from $50.6 million in the year-ago period. As a result, free cash flow rose 28% to $107.9 million from $84.1 million in the first half of 2015. Net cash used in investing activities was $107.1 million, which included $90.5 million for the Exiqon acquisition in June 2016, compared to $21.4 million in the first half of 2015. Net cash used in financing activities was $5.0 million compared to $262.8 million in the first half of 2015, which included $250.9 million for debt repayment.

Customer class review

An overview of net sales for the second quarter and first half of 2016, with the MO BIO acquisition (December 2015) adding to underlying growth performances in all customer classes in 2016:

	Q2 2016			H1 2016
Customer classes	Sales (in $ m)	CER change	% of sales	Sales (in $ m)	CER change	% of sales
Molecular Diagnostics	$166	4%	50%	$310	3%	49%
Of which: U.S. HPV test solutions	$7	-41%	2%	$15	-40%	2%
MDx excluding U.S. HPV	$159	8%	48%	$295	7%	47%
Applied Testing	$30	10%	9%	$54	3%	9%
Pharma	$68	9%	20%	$129	8%	20%
Academia	$70	6%	21%	$140	4%	22%
Sales figures and percentage share of sales at actual rates, growth rates at constant exchange rates (CER).

Molecular Diagnostics achieved 4% CER growth in sales for the second quarter of 2016, and rose at a much faster 8% CER pace when excluding the decline in U.S. HPV test sales, which was expected. Underlying double-digit CER growth in consumables and related revenues more than offset a single-digit CER drop in instrument sales. The QuantiFERON-TB test maintained growth above the 25% CER annual target, with an even faster sales expansion in the U.S. on the back of new commercialization initiatives. Sales of consumables for infectious disease testing rose at a double-digit CER pace, as placements of the QIAsymphony automation system maintained a solid pace for the first half of 2016. Other products for these customers, in particular QIAGEN sample technologies, also performed well and grew at a single-digit CER pace. Personalized Healthcare sales declined in the second quarter of 2016, mainly due to volatility in revenues received from Pharma co-development projects for new companion diagnostics ($6 million, -15% CER) and largely steady sales of companion diagnostic assays. Although U.S. HPV test sales declined as expected in the second quarter of 2016, sales in the rest of the world rose at a double-digit CER rate.
Applied Testing advanced on strong double-digit CER growth in instrument sales and mid-single-digit CER gains in consumables and related revenues, returning to a stronger trend after the unusually weak performance in the first quarter of 2016. The Americas region provided double-digit CER growth, supported by demand in the U.S. for new Human ID / forensics products launched during 2015, along with sales volume gains in the EMEA and Asia-Pacific / Japan regions.

Pharma delivered double-digit CER growth in instrument sales in the second quarter of 2016 along with robust single-digit CER gains from consumables and related revenues. All regions contributed to the solid performance amid better demand trends among Pharma customers in the U.S. and Europe.
Academia benefited during the second quarter of 2016 from new marketing initiatives and portfolio enhancements in addition to recent government decisions to increase funding for life sciences research, particularly in the U.S., which underpinned high-single-digit CER growth in consumables and related revenues, while instrument sales fell at a low-single-digit CER rate.
Geographic review

	Q2 2016			H1 2016
Region	Sales (in $ m)	CER change	% of sales	Sales (in $ m)	CER change	% of sales
Americas	$158	3%	47%	$297	2%	47%
Europe / Middle East / Africa	$108	13%	32%	$209	10%	33%
Asia-Pacific / Japan	$67	7%	20%	$125	5%	20%
Sales figures and percentage share at actual rates, growth rates at constant exchange rates (CER). Rest of world accounts for about 1% of total sales in Q2 2016 and H1 2016.

All regions contributed to the improved performance in second quarter of 2016. The top seven emerging markets (Brazil, Russia, India, China, South Korea, Mexico and Turkey) provided 20% CER growth and 16% of sales. The Europe / Middle East / Africa region had gains in Germany, the United Kingdom, Spain, Switzerland and Turkey. Sales in the Americas rose 6% CER, excluding U.S. HPV test sales, on solid underlying single-digit growth in the U.S., as well as better trends in Brazil and Mexico. The Asia-Pacific / Japan region saw double-digit CER growth in China, India and Australia, but Japan recorded a significant double-digit CER decline.

Building momentum and accelerating growth with Sample to Insight portfolio
QIAGEN continues to build momentum for its Sample to Insight portfolio, led by a group of growth drivers that delivered double-digit CER growth and provided about 35% of sales in the first half of 2016. Among the recent developments:

•
The acquisition of the Danish company Exiqon A/S was completed on June 28, 2016, adding to QIAGEN’s portfolio of solutions to unlock important insights from RNA in the fight against cancer and other diseases. Integrating these solutions gives QIAGEN a leading position in the market for non-coding RNA (ncRNA) analysis in the Life Sciences and potential to expand the use of these solutions into Molecular Diagnostics. Exiqon offers an innovative Locked Nucleic Acid (LNA) technology that improves specificity and sensitivity in PCR applications, NGS target enrichment and functional assays. Exiqon was acquired through a public tender offer at the original offer price of approximately $100 million, and is expected to be delisted from NASDAQ Copenhagen in August. No sales were consolidated in the first half of 2016, but this acquisition is expected to provide QIAGEN with about $10 million of sales during the second half of 2016, and to have a neutral impact on adjusted diluted earnings per share.

•
QIAGEN has responded to a warning letter from the U.S. Food and Drug Administration (FDA) received in May 2016 regarding the QuantiFERON-TB test, the modern standard for detecting latent tuberculosis (TB) infection. The FDA letter described among its findings deficiencies in procedures related to complaint handling, Medical Device Reporting (MDR) and Corrective and Preventative Actions (CAPA). These issues initially arose while the product was being manufactured under the quality system of Cellestis, which QIAGEN acquired in 2011, and prior to the ongoing transfer to the QIAGEN quality system. QuantiFERON-TB remains on the market in the United States and worldwide.

•
The modular QIAsymphony automation system remains on track for more than 1,750 cumulative placements by year-end 2016, in line with the full-year target for 250 new systems for 2016, compared to the over 1,500 cumulative placements at the end of 2015.

•
QIAGEN announced the expansion of its GeneReader NGS System for use with liquid biopsy samples at the annual American Society of Clinical Oncology (ASCO) meeting in June 2016. Launched in late 2015, GeneReader is the first truly complete Sample to Insight workflow based on next-generation sequencing technology. The Actionable Insights Tumor Panel, the first member in the family of GeneRead QIAact Panels powered by the QIAGEN Clinical Insight (QCI) bioinformatics solution, is the industry’s first complete NGS solution for both non-invasive liquid biopsies and FFPE tissue samples.

•
GeneReader NGS System commercialization is moving ahead with new placements during the second quarter of 2016. As a result, QIAGEN has accelerated the expansion of sales activities to the Asia-Pacific region following initial focus on Europe and the U.S. GeneReader is gaining recognition as a highly efficient, user-friendly solution to address fragmented NGS workflows and bottlenecks that have hindered labs from gaining actionable insights. The Price Per Insight (PPI) model also offers a cost-effective and reliable way for labs to gain access to this technology.

Increased commitment to return $300 million to shareholders by end of 2017
QIAGEN announced today new plans to further optimize its capital structure through an increased commitment to return at least $300 million of capital to shareholders by the end of 2017. This includes the plans announced in April 2016 for a fourth $100 million share repurchase program (not yet initiated) and an additional $200 million of returned capital. As a first step, QIAGEN intends to return approximately $200 million by early 2017, and the remaining $100 million before the end of 2017. The exact timing and details for these tranches will be announced at a later date.
2016 outlook
Based on the solid performance in the first half of the year, QIAGEN is on track to achieve its goals for higher full-year 2016 sales and adjusted earnings. Following the acquisition of Exiqon, which was completed on June 28, 2016, QIAGEN now expects net sales to rise about 6-7% CER for the full year. This is based on $10 million of first-time sales contributions from Exiqon during the second half of the year as well as achieving the prior guidance (announced in January 2016) for about 6% CER growth from the current portfolio. About one percentage point of growth is expected to come from the MO BIO acquisition in late 2015 and about five percentage points from the rest of the portfolio (including about one percentage point of headwind from reduced U.S. HPV test sales). QIAGEN continues to expect full-year 2016 adjusted diluted EPS of about $1.10-1.11 CER per share, with the Exiqon acquisition expected to have a neutral impact. Based on exchange rates as of July 1, 2016, currency movements against the U.S. dollar are expected to have an adverse impact of about 1-2 percentage points on full-year 2016 net sales, and about $0.01-0.02 per share on adjusted diluted EPS. These expectations do not take into account any acquisitions or share repurchases that could be completed during the second half of the year.
For the third quarter of 2016, net sales are expected to rise approximately 8-9% CER. This is based on about seven percentage points of growth from the current portfolio (including about one percentage point from the MO BIO acquisition, but offset by one percentage point of headwind from lower U.S. HPV test sales) and about $5 million of first-time sales contributions from the Exiqon acquisition. Adjusted diluted EPS is expected to be about $0.28 CER per share. Based on exchange rates as of July 1, 2016, QIAGEN expects currency movements to have an adverse impact of about one percentage point on net sales and about $0.01 on adjusted diluted EPS.
Use of adjusted results
QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight into its performance. These results include adjusted gross profit, adjusted operating income, adjusted net income attributable to owners of QIAGEN N.V., adjusted diluted EPS and free cash flow. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP, but should not be considered as a substitute. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities. QIAGEN believes certain items should be excluded from adjusted results when they are outside of ongoing core operations, vary significantly from period to period, or affect the comparability of results with competitors and its own prior periods. Furthermore, QIAGEN uses non-GAAP and constant currency financial measures internally in planning, forecasting and reporting, as well as to measure and compensate employees. QIAGEN also uses adjusted results when comparing current performance to historical operating results, which have consistently been presented on an adjusted basis. Reconciliations are included in the tables accompanying this report.
Conference call and webcast details
QIAGEN’s performance will be discussed during a conference call on Friday, July 29, 2016, at 9:30 ET / 14:30 GMT / 15:30 CET. Presentation slides will be available for download shortly before the event at http://www.qiagen.com/de/about-us/investors/corporate-calendar/. A live webcast will be made available at this website, and a replay will also be made available after the event.
About QIAGEN
QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare), Applied Testing (forensics, veterinary testing and food safety), Pharma (pharma and biotech companies) and Academia (life sciences research). As of June 30, 2016, QIAGEN employed approximately 4,600 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.
Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, collaborations, markets, strategy or operating results, including without limitation its expected adjusted net sales and adjusted diluted earnings results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

Contacts:

Investor Relations:
John Gilardi
Vice President Corporate Communications and Investor Relations
+49 2103 29 11711
+1 240 686 2222

Dr. Sarah Fakih
Associate Director Investor Relations
+ 49 2103 29 11457
Email: ir@qiagen.com
ir.qiagen.com

Public Relations:
Dr. Thomas Theuringer
Senior Director Public Relations and Digital Commmunications
+49 2103 29 11826
+1 240 686 7425
Email: pr@qiagen.com
www.twitter.com/qiagen
https://www.facebook.com/QIAGEN
pr.qiagen.com

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months ended
	June 30,
(In $ thousands, except share data)	2016	2015
Net sales	334,412	319,456
Cost of sales	123,514	118,916
Gross profit	210,898	200,540
Operating expenses:
Research and development	42,120	33,575
Sales and marketing	98,771	89,830
General and administrative, integration and other	30,787	27,481
Acquisition-related intangible amortization	9,739	9,667
Total operating expenses	181,417	160,553
Income from operations	29,481	39,987
Other income (expense):
Interest income	1,502	1,046
Interest expense	(9,408)	(9,329)
Other income (expense), net	1,017	(2,330)
Total other expense, net	(6,889)	(10,613)
Income before income taxes	22,592	29,374
Income taxes	1,591	4,268
Net income	21,001	25,106
Net loss attributable to noncontrolling interest	—	(4)
Net income attributable to the owners of QIAGEN N.V.	21,001	25,110

Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.09	$0.11
Diluted net income per common share attributable to the owners of QIAGEN N.V. (adjusted)	$0.24	$0.26

Diluted shares used in computing diluted net income per common share (in thousands)	237,161	237,008

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Six months ended
	June 30,
(In $ thousands, except per share data)	2016	2015
Net sales	632,791	617,885
Cost of sales	237,145	219,473
Gross profit	395,646	398,412
Operating expenses:
Research and development	81,879	71,903
Sales and marketing	192,744	178,441
General and administrative, integration and other	56,605	53,648
Acquisition-related intangible amortization	19,536	19,302
Total operating expenses	350,764	323,294
Income from operations	44,882	75,118
Other income (expense):
Interest income	3,018	1,745
Interest expense	(18,744)	(18,540)
Other income (expense), net	2,334	(9,901)
Total other expense, net	(13,392)	(26,696)
Income before income taxes	31,490	48,422
Income taxes	(4,348)	3,952
Net income	35,838	44,470
Net loss attributable to noncontrolling interest	(47)	(130)
Net income attributable to the owners of QIAGEN N.V.	35,885	44,600

Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.15	$0.19
Diluted net income per common share attributable to the owners of QIAGEN N.V. (adjusted)	$0.43	$0.47

Diluted shares used in computing diluted net income per common share	237,008	237,206

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)
Three months ended June 30, 2016
(in $ millions, except EPS data)

	Net sales	Gross profit	Operating income	Pre-tax income	Income tax	Tax rate	Net income	Diluted EPS*
Reported results	334.4	210.9	29.5	22.6	(1.6)	7%	21.0	$0.09
Adjustments:
Business integration and acquisition-related items	—	3.5	9.9	9.9	(2.6)		7.3	0.03
Purchased intangibles amortization	—	20.0	29.8	29.8	(10.0)		19.8	0.08
Non-cash interest expense charges	—	—	—	4.9	—		4.9	0.02
Other special income and expense items	—	—	—	0.6	3.3		3.9	0.02
Total adjustments	—	23.5	39.7	45.2	(9.3)		35.9	0.15
Adjusted results	334.4	234.4	69.2	67.8	(10.9)	16%	56.9	$0.24

* Using 237.2 M diluted shares

Three months ended June 30, 2015
(in $ millions, except EPS data)

	Net sales	Gross profit	Operating income	Pre-tax income	Income tax	Tax rate	Net income	Diluted EPS*
Reported results	319.5	200.5	40.0	29.4	(4.3)	15%	25.1	$0.11
Adjustments:
Business integration and acquisition-related items	—	0.3	4.4	4.4	(1.4)		3.0	0.01
Purchased intangibles amortization	—	24.9	34.5	34.5	(10.4)		24.1	0.10
Non-cash interest expense charges	—	—	—	4.8	—		4.8	0.02
Other special income and expense items	—	—	—	2.3	1.7		3.9	0.02
Total adjustments	—	25.2	38.9	46.0	(10.1)		35.8	0.15
Adjusted results	319.5	225.7	78.9	75.4	(14.4)	19%	60.9	$0.26

* Using 237.0 M diluted shares

Tables may contain rounding differences

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)
Six months ended June 30, 2016
(in $ millions, except EPS data)

	Net sales	Gross profit	Operating income	Pre-tax income	Income tax	Tax Rate	Net income	Diluted EPS*
Reported results	632.8	395.6	44.9	31.5	4.4	NM	35.9	$0.15
Adjustments:
Business integration and acquisition-related items	—	6.4	18.3	18.3	(5.4)		12.9	0.06
Purchased intangibles amortization	—	39.8	59.3	59.3	(19.9)		39.4	0.17
Non-cash interest expense charges	—	—	—	9.8	—		9.8	0.04
Other special income and expense items	—	—	—	0.8	2.1		2.9	0.01
Total adjustments	—	46.2	77.6	88.2	(23.2)		65.0	0.28
Adjusted results	632.8	441.8	122.5	119.7	(18.8)	16%	100.9	$0.43

* Using 237.0 M diluted shares
NM - Not meaningful

Six months ended June 30, 2015
(in $ millions, except EPS data)

	Net sales	Gross profit	Operating income	Pre-tax income	Income tax	Tax Rate	Net income	Diluted EPS*
Reported results	617.9	398.4	75.1	48.4	(4.0)	8%	44.6	$0.19
Adjustments:
Business integration and acquisition-related items	0.2	0.6	6.5	6.5	(2.0)		4.3	0.02
Purchased intangible amortization	—	44.8	64.1	64.1	(20.3)		43.8	0.18
Non-cash interest expense charges	—	—	—	9.5	—		9.5	0.04
Other special income and expense items	—	—	0.6	10.4	(0.2)		10.2	0.04
Total adjustments	0.2	45.4	71.2	90.5	(22.5)		67.8	0.28
Adjusted results	618.1	443.8	146.3	138.9	(26.5)	19%	112.4	$0.47

* Using 237.2 M diluted shares

Tables may contain rounding differences

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2016	December 31, 2015
(In $ thousands, except par value)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	328,157	290,011
Short-term investments	78,282	130,817
Accounts receivable, net	254,780	273,853
Income taxes receivable	27,353	26,940
Inventories, net	140,090	136,586
Prepaid expenses and other current assets	71,903	70,121
Deferred income taxes	—	33,068
Total current assets	900,565	961,396
Long-term assets:
Property, plant and equipment, net	460,337	442,944
Goodwill	1,971,884	1,875,698
Intangible assets, net	593,674	636,421
Deferred income taxes	5,946	2,036
Other long-term assets	186,110	260,622
Total long-term assets	3,217,951	3,217,721
Total assets	4,118,516	4,179,117
Liabilities and Equity
Current liabilities:
Accounts payable	45,563	52,306
Accrued and other current liabilities	183,918	192,069
Income taxes payable	18,960	21,515
Deferred income taxes	—	2,463
Total current liabilities	248,441	268,353
Long-term liabilities:
Long-term debt	1,072,412	1,049,026
Deferred income taxes	50,984	75,726
Other long-term liabilities	120,165	224,058
Total long-term liabilities	1,243,561	1,348,810
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares Issued - 239,707 shares in 2016 and in 2015	2,812	2,812
Additional paid-in capital	1,755,121	1,741,167
Retained earnings	1,243,888	1,227,509
Accumulated other comprehensive loss	(248,871)	(259,156)
Less treasury shares at cost - 5,707 and 6,702 shares in 2016 and in 2015, respectively	(131,868)	(152,412)
Total equity attributable to the owners of QIAGEN N.V.	2,621,082	2,559,920
Noncontrolling interest	5,432	2,034
Total equity	2,626,514	2,561,954
Total liabilities and equity	4,118,516	4,179,117

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Six months ended
	June 30,
(in $ thousands)	2016	2015
Cash flows from operating activities:
Net income	35,838	44,470
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	103,289	90,187
Non-cash impairments	—	2,189
Amortization of debt discount and issuance costs	10,152	9,901
Share-based compensation expense	13,880	20,030
Excess tax benefits from share-based compensation	(74)	(2,099)
Deferred income taxes	(8,379)	(5,769)
Loss on early redemption of debt	—	7,564
(Gain) loss on marketable securities	(1,360)	1,948
Changes in fair value of contingent consideration	(5,501)	—
Other items, net including fair value changes in derivatives	(142)	846
Net changes in operating assets and liabilities:
Accounts receivable	25,720	9,892
Inventories	(5,805)	(18,732)
Prepaid expenses and other	2,887	24,288
Other long-term assets	4,617	(482)
Accounts payable	(9,053)	(3,011)
Accrued and other current liabilities	(16,623)	(24,663)
Income taxes	2,175	(14,618)
Other long-term liabilities	(3,853)	(7,268)
Net cash provided by operating activities	147,768	134,673

Cash flows from investing activities:
Purchases of property, plant and equipment	(39,840)	(50,583)
Proceeds from sale of equipment	20	52
Purchases of intangible assets	(7,167)	(6,221)
Purchases of investments	(21,287)	(6,335)
Cash paid for acquisitions, net of cash acquired	(90,490)	(7,097)
Purchases of short-term investments	(355,051)	(95,346)
Proceeds from sales of short-term investments	409,103	144,705
Other investing activities	(2,424)	(559)
Net cash used in investing activities	(107,136)	(21,384)

Cash flows from financing activities:
Net proceeds from issuance of cash convertible notes and cash paid for issuance costs	—	(86)
Repayment of long-term debt	—	(250,899)
Principal payments on capital leases	(556)	(526)
Proceeds from subscription receivables	—	97
Excess tax benefits from share-based compensation	74	2,099
Proceeds from issuance of common shares	1,038	6,232
Purchase of treasury shares	—	(14,992)
Other financing activities	(5,519)	(4,731)
Net cash used in financing activities	(4,963)	(262,806)
Effect of exchange rate changes on cash and cash equivalents	2,477	(8,820)
Net increase (decrease) in cash and cash equivalents	38,146	(158,337)
Cash and cash equivalents, beginning of period	290,011	392,667
Cash and cash equivalents, end of period	328,157	234,330

Reconciliation of Free Cash Flow[1]
Net cash provided by operating activities	147,768	134,673
Purchases of property, plant and equipment	(39,840)	(50,583)
Free Cash Flow	107,928	84,090
1 Free cash flow is a non-GAAP financial measure and is calculated from cash provided by operations reduced by the Company's investments in fixed assets. Management believes this is a common financial measure useful to further evaluate the results of operations.